SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(A))
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
Crude Carriers Corp.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
Y1820X 106

(CUSIP Number)
Ioannis E. Lazaridis
3 Iassonos Street
Piraeus, 18537, Greece
Tel: +30 210 458-4950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
September 30, 2011

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	Y1820X 106	Page	2	of	5

1	NAME OF REPORTING PERSON
Evangelos M. Marinakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Greece

	7	SOLE VOTING POWER:

NUMBER OF		0 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0 (1)

11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14	TYPE OF REPORTING PERSON

IN
(1) See responses to Items 3, 4 and 5.

CUSIP No.	Y1820X 106	Page	3	of	5
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the disclosures in Items 4 and 5 of the Schedule 13D (the “Schedule 13D”) initially filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2010, as amended on May 9, 2011, relating to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Crude Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”). This Amendment No. 2 is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.
     Capitalized terms not otherwise defined in this Amendment No. 2 have the meanings given to them in the Merger Agreement (as defined below).
     On September 30, 2011, Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (“CPLP”) completed its previously announced acquisition of the Issuer pursuant to that certain Agreement and Plan of Merger dated as of May 5, 2011, by and among CPLP, Capital GP L.L.C., a Marshall Islands limited liability company (“Capital GP LLC”), Poseidon Project Corp., a Republic of the Marshall Islands corporation and a wholly-owned subsidiary of CPLP (“MergerCo”), and the Issuer (the “Merger Agreement”), under which MergerCo merged with and into the Issuer (the “Merger”), such that following the Merger, CPLP became the sole stockholder of the Issuer.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and supplemented by adding the following:
     Pursuant to the Support Agreement, each of the Reporting Person, Ioannis E. Lazaridis, Gerasimos G. Kalogiratos and Crude Carriers Investments Corp., a Republic of the Marshall Islands corporation (collectively, the “Stockholders”) appeared at the Company Meeting held on September 20, 2011 and voted in favor of the approval and adoption of the Merger Agreement.
     The transactions contemplated by the Support Agreement did not require material expenditure of any funds.
     The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and supplemented by adding the following:
     Pursuant to the Support Agreement, each of the Stockholders appeared at the Company Meeting held on September 20, 2011 and voted in favor of the approval and adoption of the Merger Agreement.

CUSIP No.	Y1820X 106	Page	4	of	5
     Pursuant to the Merger Agreement, MergerCo merged with and into the Issuer, such that following the Merger, CPLP became the sole stockholder of the Issuer, and each issued and outstanding share of each of the Common Stock and the Issuer’s Class B Stock, par value $0.0001 per share (the “Class B Stock”) was converted at an exchange ratio of 1.56 CPLP common units for each share of the Issuer.
     Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Person does not have any present plans or intentions which result in or relate to any of the actions described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.
     The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:
     (a) On September 30, 2011, upon completion of the Merger, each share of the Common Stock beneficially owned by the Reporting Person was cancelled and converted into the right to receive 1.56 CPLP common units. As a result of the Merger, the Reporting Person is no longer the beneficial owner of any shares of the Common Stock of the Issuer.
     (b) See clause (a).
     (c) Other than the transactions stated herein, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock effected during the past sixty days.
     (d) Not applicable.
     (e) September 30, 2011.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 5, 2011

EVANGELOS M. MARINAKIS
/s/ Evangelos M. Marinakis